SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 23, 2005

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the third quarter and

nine months ended

September 30, 2005

(unaudited)

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the third quarter and nine months ended September 30, 2005

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from our current expectations include those risk factors disclosed in our Form 20-F Annual Report for December 31, 2004 as filed with the Securities and Exchange Commission on April 29, 2005.

As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the third quarter and nine months ended September 30, 2005

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the third quarter and nine months ended September 30, 2005

Operating and Financial Review

The following is a discussion of the consolidated results of operations and financial condition of Inmarsat Holdings Limited (the “Company” and together with subsidiaries “Inmarsat” or “Group”). You should read the following discussion together with the whole of this document including the historical consolidated financial statements and the annexes. The historical financial statements were prepared in accordance with UK GAAP, which differs in a number of respects from U.S. GAAP. For a summary of the material differences between UK GAAP and U.S. GAAP relevant to the historical consolidated financial statements of the Group and a reconciliation of certain items under UK GAAP to U.S. GAAP, see Annex 2.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Headquartered in London, Inmarsat has more than twenty five years of experience in designing, launching and operating its satellite-based network. With a fleet of eleven owned and operated geostationary satellites, we provide a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. Inmarsat’s revenues, operating profit and adjusted EBITDA under UK GAAP for the three months ended September 30, 2005 were $120.0 million, $43.7 million and $77.6 million, respectively.

We report the Group’s results of operations in US dollars as the majority of revenues and borrowings are denominated in US dollars. Compared to the same periods last year, the results have been affected by the higher exchange rates for sterling/dollar, as approximately 60% of the Group’s net operating costs are in sterling.

Relief efforts

Following Hurricanes Katrina and Rita, Inmarsat made available additional satellite capacity and free call credits to agencies supporting the relief effort in the southern states of the USA. This created a surge in the use of the Inmarsat mini-M and Global Area Network (GAN) services. Inmarsat has also provided R-BGAN mobile satellite terminals free of charge to assist with the Asian earthquake.

Sale of Invsat Limited

On September 2, 2005 the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. Invsat Limited provided integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end users in the oil and gas sector. It was concluded earlier this year that this subsidiary’s expansion was not key within the Group’s strategic plan and therefore a disposal process was implemented. The Group received $7.6 million in gross cash proceeds and reported a loss on disposal of $2.8 million.

Redemption of Notes

Out of the proceeds received from the initial public offering of Inmarsat plc (the ultimate parent company) on July 22, 2005 the Group redeemed 35% of its 7 5/8 Senior Notes due 2012 reducing the principal amount outstanding from $477.5 million to $310.4 million. Associated with the redemption was a write off of $6.1 million of deferred financing costs and we paid a cash redemption premium of $12.7 million. These amounts have been reflected in interest costs in the income statement for the three months ended September 30, 2005.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the third quarter and nine months ended September 30, 2005

Interim dividends declared

On September 29, 2005 the Board declared and paid an interim dividend of $24.7 million to Inmarsat plc (the ultimate parent company).

Restatement of 2004 Results

As a result of a review of our accounting policies in 2004, the 2004 results have been restated in accordance with UK GAAP. See note 3 to Annex 1 for further description and financial impact on the 2004 results (as restated).

Revenues

Revenues for the three months ended September 30, 2005 were $120.0 million, a decrease of $0.5 million, or 0.4%, compared with the three months ended September 30, 2004.

The table below sets out the components of the Group’s total revenue for each of the periods under review.

	Third quarter ended September 30,		Nine months ended September 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Revenues
Maritime sector:
voice services	24.6	25.9	76.5	79.8
data services	42.5	37.7	124.7	108.9

Total maritime sector	67.1	63.6	201.2	188.7
Land sector:
voice services	5.6	7.0	18.0	21.7
data services	23.3	25.3	76.7	83.6

Total land sector	28.9	32.3	94.7	105.3
Aeronautical sector	5.7	4.3	16.3	12.2
Leasing (incl. navigation)	14.1	14.7	45.1	42.5

Total mobile satellite communications services	115.8	114.9	357.3	348.7
Subsidiary revenues	3.0	4.3	11.8	10.8
Other income	1.2	1.3	4.5	4.5

Total Revenues	120.0	120.5	373.6	364.0

	As at September 30,
	2005	2004
	(000’s)
Active terminals (1)
Maritime	120.6	108.4
Land	73.6	72.9
Aeronautical	6.6	6.0

Total active terminals	200.8	187.3

(1)	Active terminals are terminals registered as at September 30 that have been used to access services at any time during the preceding twelve-month period.

During the three months ended September 30, 2005, revenues from mobile satellite communications services (“MSS”) were $115.8 million, $0.9 million or 1% above the three months ended September 30, 2004. The maritime, land, aeronautical and leasing sectors accounted for 58%, 25%, 5% and 12% of total revenues from mobile satellite communication services respectively during the three months ended September 30, 2005.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the third quarter and nine months ended September 30, 2005

Revenues for the three months ended September 30, 2005 were $4.5 million or 4% lower than the June 2005 quarter due to a number of factors. First we continue to experience a decline in the higher priced analogue service as customers continue to migrate to newer digital services. Revenues are also impacted by volume discounts that increase over the course of the financial year, with lower discount levels in early quarters representing the minimum annual discount and higher discount levels in later quarters, as distribution partners meet specific volume thresholds, resulting in lower prices in excess of the minimum annual discount that applies on an as-earned basis. Leasing has also decreased from the previous quarter primarily due to the recognition of the Japanese Civil Aviation Bureau licence in the previous quarter of $2.1 million. Offsetting the decrease in revenues between the second and third quarters of 2005 is the continued growth in new services such as Fleet and Swift64.

Maritime Sector. During the three months ended September 30, 2005, revenues from the maritime sector were $67.1 million, an increase of $3.5 million, or 6%, compared with the three months ended September 30, 2004. The increase principally reflects an increase in data revenue, which was partially offset by a decrease in voice revenue. Revenues from data services in the maritime sector during the three months ended September 30, 2005 were $42.5 million, an increase of $4.8 million, or 13%, compared to the three months ended September 30, 2004. The increase in revenues from data services reflects increased demand, mainly as a result of the growth of Fleet services, which have enhanced the communications services we provide to the maritime sector. Offsetting the increase in data revenues was a decrease in voice revenues during the three months ended September 30, 2005 of $1.3 million, or 5%, compared to the three months ended September 30, 2004. The decrease in voice continues to reflect the ongoing migration of users from the higher-priced analogue services to the lower-priced digital services and competition from other MSS operators resulting in a decline in average prices.

Land Sector. During the three months ended September 30, 2005, revenues from the land sector were $28.9 million, a decrease of $3.4 million, or 11%, compared with the three months ended September 30, 2004. Revenues from voice services in the land sector during the three months ended September 30, 2005 were $5.6 million, a decrease of $1.4 million, or 20%, compared to the three months ended September 30, 2004, due to a decrease in traffic volumes resulting from competition from operators of hand-held satellite telephones who offer lower-priced voice services. Revenues from data services in the land sector during the three months ended September 30, 2005 were $23.3 million, a decrease of $2.0 million, or 8%, compared to the three months ended September 30, 2004. The decrease is a result of the introduction of pricing on a regional basis (which we refer to as zonal pricing) for our R-BGAN service in addition to a decline in high-speed data traffic following a reduction in traffic in the Middle East and competition from VSAT.

Aeronautical Sector. During the three months ended September 30, 2005, revenues from the aeronautical sector were $5.7 million, an increase of $1.4 million, or 33%, compared with the three months ended September 30, 2004. The increase can be attributed primarily to Swift64, a high-speed data service, which targets the government aircraft and business jet markets.

Leasing. During the three months ended September 30, 2005, revenues from leasing were $14.1 million, a decrease of $0.6 million, or 4%, compared with the three months ended September 30, 2004. The decrease is attributable to certain leasing contracts not being renewed.

Subsidiary revenues

“Subsidiary revenues” represent revenues from Invsat Limited and Rydex Corporation Limited. On September 5, 2005 the Group sold its subsidiary Invsat Limited. During the three months ended September 30, 2005, subsidiary revenues were $3.0 million, a decrease of $1.3 million, or 30%, compared with the three months ended September 30, 2004. With the sale of Invsat Limited at the beginning of the month, there are no revenues in September for Invsat and this accounts for the reduction in subsidiary revenues for the quarter.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the third quarter and nine months ended September 30, 2005

Other income

Other operating income of $1.2 million for the three months ended September 30, 2005 is largely unchanged from the three months ended September 30, 2004. It consists primarily of income from the provision of conference facilities, leasing certain floors at the head office to external organizations, fees for satellite tracking and in-orbit support services supplied to third parties and revenue from sales of R-BGAN end user terminals.

Other net operating costs

During the three months ended September 30, 2005, other net operating costs were $42.4 million, an increase of $3.2 million, or 8%, compared with the three months ended September 30, 2004. The table below sets forth the components of other net operating costs during the periods indicated:

	Third quarter ended September 30,		Nine months ended September 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Staff costs	24.0	20.4	68.4	63.6
Network and satellite operations	7.8	11.6	31.8	35.5
Other external costs	16.7	13.3	43.7	46.0
Own work capitalized	(6.1)	(6.1)	(20.1)	(17.8)

Total other net operating costs	42.4	39.2	123.8	127.3

Staff costs during the three months ended September 30, 2005 were $24.0 million, an increase of $3.6 million compared to September 30, 2004. Included in staff costs for the three months ended September 30, 2004 were severance costs of $1.9 million. The underlying increase in staff costs in 2005 relates to an adverse movement in the Group’s hedged rate of exchange which has increased from $1.49/£1.00 in 2004 to $1.77/£1.00 in 2005 (the majority of staff costs are incurred in sterling and we report the Group’s results in US dollars). In addition the Group has recognized $1.8 million of stock option costs in the three months ended September 30, 2005 relating principally to the all staff share option scheme implemented in November 2004. The majority of the options vest over a period of approximately 18 months from July 2005 to December 2006.

The decrease in network and satellite operations costs during the three months ended September 30, 2005 was $3.8 million, or 33% compared to the three months ended September 30, 2004. Included in this category are costs for leasing satellite capacity from Thuraya for the R-BGAN service. In the three months ended September 30, 2005 we did not recognize any Thuraya costs in the Group’s profit and loss statement as, in addition to this service contract being cancelled with effect from the end of July 2005, we offset costs for the month of July against amounts received from third parties in recognition of the delay in delivery of the first of the Inmarsat-4 satellites. Offsetting the decrease in Thuraya lease payments were additional costs for site services contracts and the commencement of warranties on the Inmarsat-4 ground infrastructure that were not incurred in the three months ended September 30, 2004.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the third quarter and nine months ended September 30, 2005

Other external costs increased by $3.4 million, or 26% during the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Direct costs of sales decreased by $1.0 million as a result of the sale of Invsat Limited at the beginning of the month, as there were no revenues in September for Invsat. Limited Underlying costs increased by $4.5 million during the three months ended September 30, 2005, in particular rental costs following the sale and leaseback of the Group’s 99 City Road, London headquarters and various other cost categories primarily in relation to costs that had not transpired as expected in the first or second quarters. During the three months ended September 30, 2005 the Group recognized $0.6 million of unrealized foreign exchange losses which reduced the year to date unrealized foreign exchange gain to $2.5 million with the strengthening of the US dollar in relation to the revaluation of certain unhedged sterling liabilities.

Operating costs during the nine months ended September 30, 2005 reflect phasing of operating expenses, and management expect operating costs in the remainder of 2005 for marketing, professional fees and other office activities to increase particularly in preparation for the launch of its new Broadband Global Area Network service (BGAN).

Own work capitalized for the three months ended September 30, 2005 of $6.1 million is in line with the three months ended September 30, 2004 and continues to relate principally to activity surrounding the BGAN programme and Inmarsat-4 satellites, two of which were successfully launched in March and November 2005 respectively.

EBITDA and adjusted EBITDA

As a result of the factors discussed above, adjusted EBITDA for the three months ended September 30, 2005 was $77.6 million, a decrease of $3.7 million, or 4.5%, compared with the three months ended September 30, 2004. EBITDA margin for the three months ended September 30, 2005 was 65% compared with 67% for the three months ended September 30, 2004. The calculation of adjusted EBITDA is given in Note 4 of Annex 1.

Depreciation and amortization

During the three months ended September 30, 2005, depreciation and amortization was $33.9 million, a decrease of $5.6 million, or 14.2%, compared with the three months ended September 30, 2004. This decrease is a result of the change in useful economic lives of the Group’s Inmarsat-3 satellites from 10 years to 13 years, which came into effect from October 1, 2004. See Note 3 of Annex 1. The decrease in the quarter was largely offset by the commencement of depreciation in June 2005 of the first Inmarsat-4 satellite now in service. The satellite is being depreciated over 13 years. The remaining Inmarsat-4 satellites are yet to be placed in service therefore are currently not being depreciated. The depreciation cost for the three months ended September 30, 2005 for the first Inmarsat-4 satellite and other associated assets was approximately $9.0 million.

Group operating profit

As a result of the factors discussed above, Group operating profit during the three months ended September 30, 2005 was $43.7 million, an increase of $1.9 million, or 4.5%, as compared with the three months ended September 30, 2004.

Net interest payable

Interest payable during the three months ended September 30, 2005 was $39.4 million, a decrease of $1.3 million compared with the three months ended September 30, 2004. Following the listing of Inmarsat plc’s shares on the London Stock Exchange in June 2005, the Group restructured its debt facilities and as such interest costs have been reduced substantially. See “Liquidity and capital resources”. Included in interest costs for the three months ended September 30, 2005 is a write off of deferred financing costs of $6.1 million and the payment of a redemption premium of $12.7 million on the repayment of 35% of the Senior Notes due 2012.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the third quarter and nine months ended September 30, 2005

Interest receivable during the three months ended September 30, 2005 was $1.8 million, an increase of $13.6 million compared with the three months ended September 30, 2004. In the three months ended September 30, 2004 we incurred a $12.9 million unrealized loss on the revaluation of the euro denominated Subordinated Preference Certificates, reducing the gain for the nine months ended September 30, 2004 to $13.1 million. In June 2005 we repaid the Subordinated Preference Certificates in full from capital contribution proceeds and as such will not incur any further interest or foreign exchange costs.

Taxation

The tax charge for the three months ended September 30, 2005 was $5.6 million, compared to $0.3 million tax credit in the three months ended September 30, 2004. The increase in the tax charge relates to an increase in the profit before taxation and to the unwinding of the deferred tax asset created as a result of the fair value exercise on acquisition finalised in late 2004.

The increase in the effective tax charge is driven by both an increase in profit before tax and by permanent differences on amortisation, depreciation, disallowable expenses and withholding tax.

The Group’s tax profile is such that material cash tax payments are not expected in the foreseeable future as available capital allowances and deductions for interest charges are anticipated to be in excess of the accounting profits.

Liquidity and capital resources

Historically, the Group’s principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services and to fund working capital requirements. Those requirements were met by cash flows from operating activities as well as from borrowings under bank facilities. Following the London Stock Exchange listing on June 22, 2005 of Inmarsat plc (the ultimate parent company) and the related transactions, the Group’s indebtedness and debt service obligations have decreased significantly. An analysis of net debt is given in Note 6 of Annex 1.

The following table sets out the Group’s cash flows for the three months and nine months ended September 30, 2005 and 2004.

	Third quarter ended September 30,		Nine months ended September 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Net cash provided by operating activities after interest and tax	42.0	36.8	146.5	118.3
Net cash used in investing activities	(50.6)	(38.3)	(138.3)	(144.3)
Net cash (used in)/provided by financing activities	(167.4)	1.5	(347.6)	16.5
Decrease/(increase) in short-term deposits	170.0	(0.6)	165.8	(83.6)

(Decrease)/increase in cash during the period	(6.0)	(0.6)	(173.6)	(93.1)

As at September 30, 2005 the Group had cash and short-term investments of $44.6 million. The Group had gross external debt at September 30, 2005 of $890.6 million comprising primarily of drawings on the New Senior Credit Facility of $250.0 million, Senior Notes outstanding of $310.4 million, Senior Discount Notes outstanding of $315.9 million and an overdraft of $0.6 million. The Group had net external debt of $823.6 million (net of cash, short-term investments and deferred financing costs).

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the third quarter and nine months ended September 30, 2005

On July 22, 2005 we redeemed 35% of the 7 5/8 Senior Notes 2012 issued by the Group’s subsidiary Inmarsat Finance plc including interest and redemption premium totalling $185.9 million.

Net cash from operating activities represents net cash from operations, returns on investments and servicing of finance and taxation.

Net cash used in returns on investments and servicing of finance during the three months ended September 30, 2005 was $56.5 million compared to $31.4 million during the three months ended September 30, 2004. The increase relates mainly to the payment of the dividend of $24.7 million to Inmarsat plc.

Net cash provided by operating activities after interest and tax during the three months ended September 30, 2005 was $42.0 million compared to $36.8 million during the three months ended September 30, 2004. The increase relates to an increase in operating profit and movements in working capital.

Net cash used in investing activities represents cash used for capital expenditure and financial investments and cash movements resulting from acquisitions and disposals.

Net cash used in investing activities during the three months ended September 30, 2005 was $50.6 million compared with $38.3 million for the three months ended September 30, 2004. The increase reflects continued capital expenditure for the construction of the Inmarsat-4 satellites and associated ground infrastructure offset in part by $6.7 million of net proceeds received on the sale of the Group’s subsidiary Invsat Limited in September 2005.

Net cash used in financing activities during the three months ended September 30, 2005 was $167.4 million compared to $1.5 million for the three months ended September 30, 2004. Cash used in financing activities relates to the July 2005 redemption of 35% of the Senior Notes due 2012 in the amount of $167.1 million.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

INMARSAT HOLDINGS LIMITED

Consolidated financial results for the third quarter and nine months ended September 30, 2005

Contractual Obligations and Commercial Commitments

The following summarizes the Group’s future contractual obligations, commercial commitments and principal commitments under debt instruments as at September 30, 2005:

	Commitments by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in millions)
Debt obligations	890.6	0.6	75.0	175.0	640.0
Capital commitments relating primarily to Inmarsat-4 satellites(1)	177.3	60.7	37.3	24.3	55.0
Operating leases:
Land and buildings	190.8	8.0	16.8	17.0	149.0
Other(2)	19.0	11.6	1.0	5.5	0.9
Other (non-cancelable agreements) (3)	9.5	5.1	4.4	—	—

Total contractual obligations	1,287.2	86.0	134.5	221.8	844.9

(1)	Over the course of the Inmarsat-4 satellite construction contract, Inmarsat or the manufacturer may suggest or require changes as a consequence of milestone-related or other testing or other technological developments. Those variations typically require price adjustments or, in certain circumstances, could result in delays to the payment obligations. Delays in the Inmarsat-4 programme could result in the contractual commitments becoming payable in later periods.
(2)	Relates primarily to network and satellite service contracts.
(3)	Relates primarily to warranty costs associated with BGAN and R-BGAN programmes.

Recent Events

On October 17, 2005 the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. Rydex Corporation Limited develops e-mail and data communications software tailored for use in the maritime sector. Any resulting gains or losses on disposal of this subsidiary will be reflected in the Group’s results for the three months ended December 31, 2005.

The second of the Group’s Inmarsat-4 satellites was transported to California where it underwent final preparations prior to being launched into orbit from a Sea Launch floating platform in the Pacific Ocean. The satellite left Long Beach California onboard Sea Launch Odyssey on October 20. On November 8, 2005, we successfully launched the second Inmarsat-4 satellite into orbit and deployed the solar arrays and reflector. Once in commercial service, the satellite will carry Inmarsat’s existing services and will deliver Inmarsat’s new BGAN service in the Americas.

On November 11, 2005 Mr Bjarne Aamodt resigned with immediate effect from Inmarsat plc’s board following his acceptance of the role as Chairman of Telenor Satellite Services AS, which is one of the Group’s leading distributors of satellite airtime. In anticipation of the company’s IPO earlier this year, it had been agreed that Mr Aamodt would resign at the company’s AGM in 2006.

Subsequent to September 30, 2005 other than the events discussed above there have been no other material events, which would affect the information reflected in the consolidated financial statements of the Group.

INMARSAT HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS STATEMENTS

(unaudited)

	Third quarter ended September 30,		Nine months ended September 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Revenue	120.0	120.5	373.6	364.0

Depreciation and amortization	(33.9)	(39.5)	(93.8)	(119.9)
Other net operating costs	(42.4)	(39.2)	(123.8)	(127.3)

Total operating costs	(76.3)	(78.7)	(217.6)	(247.2)

Group operating profit	43.7	41.8	156.0	116.8

Losses on termination of subsidiary undertakings	(2.8)	—	(2.8)	—
Interest receivable and similar income	1.8	(11.8)	49.6	15.5
Interest payable and similar charges	(39.4)	(40.7)	(143.8)	(123.8)

Profit/(loss) before taxation	3.3	(10.7)	59.0	8.5

Taxation	(5.6)	0.3	(30.0)	(9.6)

Profit/(loss) after taxation	(2.3)	(10.4)	29.0	(1.1)
Dividend paid	(24.7)	—	(24.7)	—

Profit/(loss) for financial period	(27.0)	(10.4)	4.3	(1.1)

INMARSAT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(unaudited)

	As at September 30, 2005	As at December 31, 2004 (as restated)

	(US$ in millions)
Fixed assets
Intangible assets	444.0	456.5
Tangible assets	1,320.2	1,179.1
Investment property	3.7	—

Total fixed assets	1,767.9	1,635.6

Current assets
Stocks	0.4	1.2
Debtors	167.5	161.0
Short-term investments	41.8	207.6
Restricted cash	—	163.4
Cash at bank and in hand	2.8	13.7

Total current assets	212.5	546.9

Creditors – amounts falling due within one year:
Loans and other borrowings	(0.6)	(29.1)
Other creditors	(194.4)	(141.7)

	(195.0)	(170.8)

Net current assets	17.5	376.1

Total assets less current liabilities	1,785.4	2,011.7

Creditors – amounts falling due after more than one year:
Loans and other borrowings (net of deferred financing costs)	(867.6)	(1,792.1)
Other creditors	(83.7)	(67.6)

Total creditors: amounts falling due after more than one year	(951.3)	(1,859.7)

Provisions for liabilities and charges	(152.7)	(122.4)

Net assets	681.4	29.6

Capital and reserves
Called up share capital	0.4	0.3
Share premium account	346.1	34.2
Other reserves	336.3	(0.7)
Accumulated losses	(1.4)	(4.2)

Total equity shareholders’ funds	681.4	29.6

INMARSAT HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

(unaudited)

	Third quarter ended September 30,		Nine months ended September 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Operating profit	43.7	41.8	156.0	116.8
Depreciation and amortization	33.9	39.5	93.8	119.9
Decrease/(increase) in debtors	0.4	(18.8)	(12.3)	(32.6)
(Decrease)/increase in creditors	20.1	5.9	1.8	(13.4)
Decrease/(increase) in stocks	0.2	(1.5)	0.3	(2.0)
Increase/(decrease) in provisions	0.8	1.2	2.4	1.8

Net cash inflow from operating activities	99.1	68.1	242.0	190.5

Returns on investments and servicing of finance
Interest received	0.8	0.9	9.8	1.5
Bank and Senior Notes interest paid	(32.2)	(32.0)	(73.4)	(55.8)
Arrangement fees and costs of Senior Notes	—	(0.2)	(0.8)	(19.0)
Arrangement fees for New Senior Credit Facility	(0.4)	—	(5.6)	—
Dividends paid	(24.7)	—	(24.7)	—
Interest element of finance lease rental payments	—	—	(0.1)	(0.2)

Net cash (outflow) for returns on investments and servicing of finance	(56.5)	(31.3)	(94.8)	(73.5)

Tax (paid)/received	(0.6)	—	(0.7)	1.3

Net cash provided by operating activities after interest and tax	42.0	36.8	146.5	118.3

Capital expenditure and financial investments
Purchase of tangible and intangible fixed assets	(57.3)	(38.1)	(145.0)	(108.9)

Net cash inflow/(outflow) for capital expenditure and financial investment	(57.3)	(38.1)	(145.0)	(108.9)

Acquisitions and disposals
Acquisition related fees and costs	—	(0.2)	—	(35.4)
Proceeds on disposal of subsidiary undertakings	6.7	—	6.7	—

Net cash inflow/(outflow) for acquisitions and disposals	6.7	(0.2)	6.7	(35.4)

Net cash inflow/(outflow) before management of liquid resources and financing	(8.6)	1.5	8.2	(26.0)

Decrease/(increase) in short-term deposits	170.0	(0.6)	165.8	(83.6)

Net cash inflow/(outflow) after management of liquid resources	161.4	(2.1)	174.0	(109.6)

Financing
Issue of ordinary share capital	—	—	311.9	—
Capital contribution from Inmarsat plc	—	—	330.0	—
Repayment of the Previous Senior Credit Facilities	—	—	(737.5)	—
Repayment of Subordinated Preference Certificates	(0.2)	1.5	(334.8)	(98.5)
Repayment of Senior Notes	(167.1)	—	(167.1)	—
Bridge borrowings repaid	—	—	—	(365.0)
Drawdown of New Senior Credit Facility	—	—	250.0	—
Senior Notes issued	—	—	—	480.1
Capital element of finance lease rental payments	(0.1)	—	(0.1)	(0.1)

Net cash (outflow)/inflow from financing	(167.4)	1.5	(347.6)	16.5

(Decrease) in cash in the period	(6.0)	(0.6)	(173.6)	(93.1)

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Annex 1

1. Background

The Company was incorporated on October 1, 2003 as Lavenderview Limited and changed its name to Inmarsat Holdings Limited on January 6, 2004.

The 2004 comparative information has been restated to reflect the impact of a change in accounting policy with respect to the expensing of interest costs as incurred, adoption of FRS 17 for pensions and post retirement provisions and finalization of fair value positions related to the acquisition in December 2003. See Section 3 below — “Change in accounting policy, change in estimates and prior year adjustment”.

We report the Group’s results of operations in US dollars as the majority of revenues and borrowings are denominated in US dollars. Approximately 60% of the Group’s net operating costs are in sterling.

2. Basis of accounting

The principal activity of the Group is the provision of global mobile satellite communication services.

The consolidated financial information is prepared under the historical cost convention as modified for the revaluation of investment property and in accordance with applicable UK accounting standards.

The preparation of the consolidated financial information requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs and asset lives. Actual results could differ from those estimates.

In 2004, we conducted a review of the Group’s accounting policies to ensure they are the most relevant and appropriate for the group. As a result of this review we have changed the Group’s policy for interest capitalization under UK GAAP. There is no change to accounting policy under US GAAP where the treatment of interest is prescribed. See note 3.

3. Change in accounting policy and estimate and prior period adjustments

Expensing of finance costs FRS 15, “Tangible fixed assets”:

The Group changed its accounting policy in October 2004 on capitalization of financing costs and, as required by UK GAAP, has applied the new policy of expensing these costs retrospectively through retained earnings, interest and depreciation. The policy is now to expense all interest on debt taken out to finance capital investment on qualifying assets.

We believe that the significant change in the Group’s debt structure warranted the revision of the policy and therefore the change in accounting policy better reflects the Group’s current financial position.

For the three months ended September 30, 2004 this change in accounting policy had the effect of decreasing depreciation by $0.8 million, increasing interest by $1.9 million and decreasing profit before tax by $1.1 million.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Adoption of FRS 17, “Retirement benefits”:

As of January 1, 2005 we are required under UK GAAP to adopt FRS 17, “Retirement benefits”. FRS 17 requires the Group to fully provide for the fair value of all pension and post retirement liabilities. FRS 17 has been applied retrospectively to the Group’s 2004 results. The impact of this change in accounting policy for the three months ended September 30, 2004 is an increase to pension costs of $0.5 million and decrease to profit before tax of $0.5 million.

Restatement for finalization of fair value adjustments:

In December 2004, the Group finalized the allocation of purchase consideration to net assets relating to the December 17, 2003 acquisition of the Group by Inmarsat Holdings Limited and has restated the three months ended September 30, 2004 to reflect the revised final fair values. The impact has resulted in a decrease of $3.0 million and $1.1 million to depreciation on tangible assets and other intangibles, respectively. In addition goodwill amortization has increased by $1.2 million.

Change	in accounting estimate:

As a result of management’s regular re-assessment of useful economic lives of assets, the useful lives of satellite and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Inmarsat-3 satellites resulting from improvements in satellite technology. As a result the depreciation periods were extended for the Inmarsat-3 satellites. The Group’s satellite and space segment assets depreciable lives now range from 10 – 14 years with the exception of the R-BGAN assets which are 5 years.

Reclassification of Investment property:

The Group has classified its property at 250 Old Street as an investment property in 2005. Investment property comprises freehold office buildings, held for long-term rental yields and is not occupied by the Group. Investment property is carried at fair value under UK GAAP, representing open-market value determined annually by external valuers. Prior to January 1, 2005 the property was not classified as an investment property as its primary purpose was for administrative storage purposes. In 2005 management agreed to lease the property and as such the definition of property changed to an “investment property”. The impact on the Group’s balance sheet as at September 30, 2005 is an increase to fixed assets of $3.7 million.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

4. EBITDA and adjusted EBITDA

Set forth below is a reconciliation of profit/(loss) from ordinary activities after taxation to adjusted EBITDA for each of the periods indicated:

	Third quarter ended September 30,		Nine months ended September 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Profit / (loss) after taxation	(2.3)	(10.4)	29.0	(1.1)
Add back:
Taxation	5.6	(0.3)	30.0	9.6
Net interest payable	37.6	52.5	94.2	108.3
Depreciation and amortization	33.9	39.5	93.8	119.9

EBITDA	74.8	81.3	247.0	236.7

Losses on termination of subsidiary undertakings	2.8	—	2.8	—

Adjusted EBITDA	77.6	81.3	249.8	236.7

5. Interest

The table below sets forth the components of interest payable and receivable during the periods indicated.

	Third quarter ended September 30,		Nine months ended September 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Interest and facility fees payable on bank loans and overdrafts	(0.4)	—	(1.0)	(0.1)
Interest on Senior Notes and Senior Credit Facility	(10.2)	(20.5)	(49.5)	(56.8)
Accreted interest on Senior Discount Notes	(8.2)	—	(24.0)	—
Interest rate swap	—	(2.2)	(1.4)	(7.6)
Other interest payable	—	—	(0.2)	(0.2)
Interest on Subordinated Preference Certificates	—	(15.8)	(19.6)	(52.8)
Amortization of debt issue costs	(0.9)	(1.5)	(7.4)	(4.3)
Deferred satellite liability discount	(0.9)	(0.7)	(2.0)	(2.0)
Previous Senior Credit Facility deferred debt issue costs written off	—	—	(19.9)	—
Deferred debt issue costs written off and redemption premium paid on repayment of 35% Senior Notes due 2012	(18.8)	—	(18.8)	—

Total interest payable and similar charges	(39.4)	(40.7)	(143.8)	(123.8)
Currency revaluation of Subordinated Preference Certificates	—	(12.9)	39.3	13.1
Bank interest receivable and other interest	0.8	1.1	5.9	2.4
Realized gain on amendment to interest rate swap	—	—	3.4	—
Senior Note premium write off	1.0	—	1.0	—

Total interest receivable and similar income	1.8	(11.8)	49.6	15.5

Net interest (payable)	(37.6)	(52.5)	(94.2)	(108.3)

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

6. Net debt

The table below sets out the components of net debt for each of the periods indicated, excluding issue costs.

	As at September 30, 2005			As at December 31, 2004
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
	(US$ in millions)
Previous Senior Credit Facility	—	—	—	737.5	(21.7)	715.8
New Senior Credit Facility	250.0	(2.5)	247.5
Senior Notes	310.4	(11.0)	299.4	477.5	(18.9)	458.6
Senior Discount Notes	315.9	(8.9)	307.0	301.0	(9.6)	291.4
Accreted interest on Senior Discount Notes	12.3	—	12.3	3.2	—	3.2
Premium on Senior Notes	1.4	—	1.4	2.4	—	2.4
Subordinated Preference Certificates	—	—	—	348.5	—	348.5
Capital element of finance lease rental payments	—	—	—	0.1	—	0.1
Overdrafts	0.6	—	0.6	1.4	—	1.4

Total loans and borrowings	890.6	(22.4)	868.2	1,871.6	(50.2)	1,821.4
Restricted cash	—	—	—	(163.4)	—	(163.4)
Cash at bank and in hand	(2.8)	—	(2.8)	(13.7)	—	(13.7)
Short-term investments	(41.8)	—	(41.8)	(207.6)	—	(207.6)

Net debt	846.0	(22.4)	823.6	1,486.9	(50.2)	1,436.7

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Annex 2 - UK/U.S. GAAP RECONCILIATION

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). The following table contains a summary of the material adjustments to net income/(loss) for the financial period between UK GAAP and U.S. GAAP. There were no differences between revenue recognized under UK GAAP and U.S. GAAP.

	Third quarter ended September 30,		Nine months ended September 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Profit/(loss) after taxation as reported under UK
GAAP	(2.3)	(10.4)	29.0	(1.1)
U.S. GAAP adjustments:
Pension plans	(0.3)	0.4	(0.8)	0.6
Forward foreign exchange contracts	(0.1)	(3.9)	(0.7)	(11.3)
Interest rate swaps	0.2	—	4.2	—
Deferred taxation	(0.1)	1.9	(0.4)	5.8
Deferred taxation on adjustments	(1.5)	(4.4)	(13.2)	(7.9)
Development costs	(3.1)	(2.5)	(5.7)	(10.2)
Amortization of development costs	0.3	1.7	0.8	5.5
Amortization of goodwill	5.0	3.7	15.1	11.8
Realized foreign exchange translation	—	0.1	(0.8)	0.1
Depreciation of tangible assets	(0.3)	(1.2)	(1.0)	(3.7)
Amortization of intangible assets	(0.4)	(0.4)	(1.1)	(1.1)
Amortization of uplift in post retirement medical liability	—	—	0.1	—
Facility fee	(0.1)	—	2.7	(4.6)
Capitalized interest	17.3	21.2	55.3	51.0
Amortization of capitalized interest	(0.1)	—	(0.2)	—
Deferred income on sale of tangible assets	0.7	—	2.2	—
Lease payments	(1.0)	—	(1.6)	—
Loss on disposal of subsidiary	1.7	—	1.7	—
Network and satellite operation costs	(8.7)	—	(8.7)	—

Total adjustments	9.5	16.6	47.9	36.0

Net income under U.S. GAAP	7.2	6.2	76.9	34.9

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following table contains a summary of the material adjustments to shareholders’ funds between UK GAAP and U.S. GAAP:

	As at September 30,	As at December 31,
	2005	2004 (as restated)
	(US$ in millions)
Total shareholders’ funds as reported under UK GAAP	681.4	29.6
U.S. GAAP adjustments:
Pension	12.1	12.4
Forward foreign exchange contracts	1.1	12.4
Interest rate swap	2.2	1.6
Foreign exchange translation	(4.4)	(3.6)
Deferred taxation	(83.6)	(83.5)
Deferred tax on adjustments	(6.9)	—
Development costs	(59.0)	(53.3)
Amortization of development costs	10.0	9.1
Goodwill	(119.7)	(134.8)
Deferred income on sale of tangible assets	(55.9)	(58.1)
Lease payments	(1.6)	—
Tangible assets	(3.7)	5.9
Intangibles	73.6	74.8
Post retirement liability	(1.7)	(1.3)
Facility fees	—	—
Capitalized interest	122.6	67.5
Investment property	(3.7)	—
Debt issue costs	2.7

Net U.S. GAAP adjustments	(115.9)	(150.9)

Shareholders’ equity under U.S. GAAP	565.2	(121.3)

The table below sets forth the components of total other comprehensive income/(loss) under U.S. GAAP for each of the periods indicated:

	Third quarter ended September 30,		Nine months ended September 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Net income/(loss) under U.S. GAAP	7.2	6.2	76.9	34.9
Other comprehensive income/(loss):
Cumulative translation adjustment	(1.4)	(0.8)	(0.3)	—
Interest rate swaps	0.7	4.4	(3.6)	10.4
Forward foreign exchange contracts	(1.2)	—	(10.6)	0.5
Tax impact	0.6	—	4.3	—

Total other comprehensive income/(loss) under U.S. GAAP	(1.3)	3.6	(10.2)	10.9

Total comprehensive income/(loss) under U.S. GAAP	5.9	9.8	66.7	45.8

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The table below sets forth the reconciliation of UK GAAP EBITDA to U.S. GAAP EBITDA for each of the periods indicated:

	Third quarter ended September 30,		Nine months ended September 30,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Adjusted EBITDA (UK GAAP)	77.6	81.3	249.8	236.7
Adjustments:
Pensions	(0.3)	0.4	(0.8)	0.6
Financial instruments	—	(3.9)	(0.6)	(11.3)
Development costs	(3.1)	(2.5)	(5.7)	(10.2)
Realized foreign exchange translation	—	0.1	(0.8)	0.1
Loan facility fee	0.7	—	2.2	—
Deferred income on sale of tangible assets	—	—	—	(4.6)
Lease payments	(1.0)	—	(1.6)	—
Network and satellite operation costs (a)	(8.7)	—	(8.7)	—

EBITDA (U.S. GAAP)	65.2	75.4	233.8	211.3

(a)	Under UK GAAP, amounts received from a third party for the reimbursement of additional operating expenditures incurred as a result of non-delivery of the satellite are credited in network and satellite operation costs. Under US GAAP, any payments received from a third party are presumed to be a reduction of the cost of the asset being constructed. This gives rise to a difference in operating income and the carrying value of property, plant and equipment under US GAAP. For the nine months ended September, 30 2005 this amount is $8.7 million which consists of $5.7 million of costs that relate to the three months ended June 30, 2005 and $3.0 million for the three months ended September 30, 2005.

Annex 3 - RISK FACTORS

Many statements contained in this report are forward-looking in nature. These statements are based on current plans, intentions or expectations. Key risks to our Group are described in our Form 20-F Annual Report as filed with the Securities and Exchange Commission on April 29, 2005 for the year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: November 23, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT FINANCE II plc

Date: November 23, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer